CrowdCheck Law LLP

700 12 Street, Suite 700

Washington DC 20005

David Lin
Eric Envall

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

July 12, 2021

Re:	StartEngine Crowdfunding, Inc.
Offering Statement on Form 1-A
Filed March 17, 2021
File No. 024-11487

Dear Mr. Lin and Mr. Envall:

We acknowledge receipt of comments in your letter of April 13, 2021 regarding the Offering Statement on Form 1-A of StartEngine Crowdfunding, Inc.(the “company”). We appreciate your thoughtful attention to the Company’s Offering Statement. We have set out our responses to the Staff’s comments below.

Offering Statement on Form 1-A

Risk Factors

Voting control is in the hands of a few large stockholders, page 13

1. Please quantify the percentage of voting shares that are held by these large stockholders and indicate whether they are insiders.

The company has modified the risk factor on page 13.

Plan of Distribution and Selling Shareholders
Bonus Shares; Discounted Price for Certain Investors, page 18

2. You disclose that "certain investors" in this offering are eligible to receive Bonus Shares equal to 10% of the shares they purchase if they are members of the StartEngine OWNers bonus program or indicated interest in this offering on your website. Please revise to clarify what you mean by the phrase "certain investors" in this context.

The company has modified the language to clarify that all investors who meet the criteria are entitled to Bonus Shares.

3. Please expand to describe the rights, preferences, and privileges applicable to the Bonus

Shares. Alternatively, please revise to clarify, if true, that they are identical to those of the Common Shares. Also please revise your disclosure on page 39 in the section headed "Securities Being Offered" as applicable.

The definition of “Bonus Shares” has been expanded to clarify that they are shares of Common Stock and therefore have identical rights to those shares of Common Stock purchased in the offering.

The Company's Business, page 20

4. We note your disclosure in the risk factor section, as well as in this section, that that you are in the "early stages" of operations when you have been in existence for seven years and commenced revenue-producing operations six years ago. Please explain why with operations over this length of time you still consider yourself to be an early stage company with a limited history.

The company has modified the language on page 20 and notes that the language identified was intended to refer specifically to the operations of its ATS. The company has modified the language here and elsewhere in the document, including in the risk factor on page 10 and in the “Dilution” section on page 16.

StartEngine Secondary, page 22

5. We note your discussion here, and elsewhere in your offering statement, about StartEngine Secondary. Please provide more detailed disclosure regarding its operations. This would include, but is not limited to, discussions of the history of its development, who approved its operations in April 2020, what it has received approval to do, whether any securities other than your common stock have been approved for listing, and how you intend to generate revenue from its operations and process transactions on it. Please revise as applicable.

The company has expanded the language on page 22.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Trend Information, page 34

6. You state on page 34 that in April 2020 you received approval to operate an ATS, which you launched on October 30, 2020. Please reconcile this statement with your disclosure:

•	on page 22 under the subheading "StartEngine Secondary" stating that StartEngine Secondary was launched on May 18, 2020; and

•	on page 26 under the subheading "SEC Requirements" that you have not yet launched such operations.

The “Management’s Discussion and Analysis of Financial Condition and Results of Operations” has been modified to reflect the newer financials statements. We note that references to the launch on page 22 refer to the time at which the company started to market its ATS and the reference on page 34 had referred is the date when company was first quoted. The company modified the language on page 26.

If you have additional comments or questions, please feel free to contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law LLP

cc:	Michelle Miller, Securities and Exchange Commission

Sharon Blume, Securities and Exchange Commission

Howard Marks, CEO, StartEngine Crowdfunding, Inc.